Exhibit 99.1

RISK FACTORS

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, set forth below are cautionary statements identifying important factors that could cause actual events or results to differ materially from any forward-looking statements made by or on behalf of us, whether oral or written. We wish to ensure that any forward-looking statements are accompanied by meaningful cautionary statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors that could cause actual events or results to differ materially from our forward-looking statements. Additional risk factors relating to our business are identified in our Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission.

Risks Related to the Dissolution and the Plan of Dissolution

The amount of net proceeds available to shareholders arising from the liquidation of the Company will depend on negotiations with creditors and vendors and the lack of unanticipated creditor claims.

We have completed the sale of our remaining operations and have filed a certificate of dissolution with the Secretary of State of Delaware and are now in the process of satisfying our remaining debts and obligations. The net cash that will be available for distribution to shareholders will depend partially on the amounts that are ultimately paid to satisfy these obligations. No legal actions to challenge the transaction or suits by creditors or other persons for claims have been raised to date. If any such actions are initiated, the cost of defending any such lawsuit and any damage claim assessed against us would diminish the net proceeds available to shareholders.

We will not know the timing, amount or nature of any distributions to shareholders.

Our board of directors is currently unable to predict with certainty the timing, amount or nature of, or the record dates for, distributions, if any, to our shareholders following the Asset Sale. The reason for this uncertainty stems from the procedures established under Delaware law for the dissolution of a corporation, which includes permitting creditors and other claimants to assert claims against us, which claims procedures could take an undefined time to resolve. As a result, our shareholders will not know the timing, amount or nature of any distributions. Any available cash and any amounts received in connection with the Asset Sale that are used to provide for our claims and obligations will reduce cash and other assets available for distribution to our shareholders.

Fluctuations in the exchange rate between the U.S. dollar and the various currencies in which we conduct business may affect the funds available for distribution to our shareholders.

We have accrued liabilities and we incur expenses in local currencies, primarily Euros. Our estimate of the debts and liabilities that we will repay after closing the Asset Sale is based on the Euro to U.S. dollar exchange rate as of the time the estimate is made. Fluctuations in foreign currency exchange rates may materially increase the total amount of liabilities that will be repaid and expenses that are incurred by us as expressed in U.S. dollars until the final liquidation of the Company, and thereby negatively impact the net funds that will be available for distribution to our shareholders.

Our shareholders may be liable to our creditors for part or all of the amount received from us if reserves are inadequate.

If the Dissolution becomes effective, we may establish a contingency reserve designed to satisfy any additional claims and obligations that may arise. Any contingency reserve may not be adequate to cover all of our claims and obligations. Under the General Corporation Law of the State of Delaware (the “DGCL”), if we fail to create an adequate contingency reserve for payment of our claims and obligations during the three-year period after we file a certificate of dissolution with the Secretary of State of the State  of Delaware (the “Secretary of State”), each shareholder could be held liable for payment to our creditors of such shareholder’s pro rata share of amounts owed to creditors in excess of the contingency reserve or the amounts previously received by such shareholder in dissolution from us and from any liquidating trust or trusts, whichever is less. Accordingly, in such event, a shareholder could be required to return part or all of the distributions previously made to such shareholder, and a shareholder could receive nothing from us under the Plan of Dissolution. Moreover, if a shareholder has paid taxes on amounts previously received, a repayment of all or a portion of such amount could result in a situation in which a shareholder may incur a net tax cost if the repayment of the amount previously distributed does not cause a commensurate reduction in taxes payable in an amount equal to the amount of the taxes paid on amounts previously distributed.

Our shareholders may not be able to buy or sell shares of our common stock after we close our stock transfer books on the final record date.

As of the close of business on November 4, 2005, upon the effectiveness of the filing of the certificate of dissolution with the Secretary of State of Delaware, we closed our stock transfer books and discontinued recording transfers of our common stock. We will not record any further transfers of our common stock on our books except by will, intestate succession, or operation of law. Therefore, the ability of persons holding shares of our common stock after November 4, 2005, may be restricted. All liquidating distributions from a liquidating trust, if any, or from us after the final record date will be made only to our shareholders of record on a pro rata basis according to their respective holdings of common stock as of the final record date.